DIRECTVIEW, INC.
                        7700 West Camino Real, Suite 200
                            Boca Raton, Florida 33433

                                                         Telephone 561-750-9777

                                     'RW WD'

                                 March 15, 2006


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


  Attention:      Peggy Kim, Senior Counsel
                  Jennifer Gowetski
                  Wilson Lee
                  Jorge L. Bonilla, Senior Staff Accountant

         Re:      DirectView, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  File number 333-125388

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on June 1, 2005.

         The Registration Statement was initially filed primarily to comply with contractual requirements accorded certain investors, including Cornell Capital Partners, L.P. However, because the Company was unable to qualify for certain exemptions necessary to execute its obligations to Cornell Capital Partners, L.P., and wishes to restructure such transaction, the Company is withdrawing its Registration Statement.

         The Registration Statement has never been declared effective, and no shares have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact James M. Schneider, Esq. or Steven I. Weinberger, Esq., legal counsel to the Company, at 561-362-9595.

                                                     Sincerely,

                                                     DIRECTVIEW, INC.


                                                     Jeffrey Robbins, President

cc:      James M. Schneider, Esq.